Exhibit 99.1

000001 000 SGM MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030
18 October 2010
Dear Shareholder
I have pleasure in inviting you to attend the 2010 Annual General Meeting of Sims Metal Management Limited to be held in the Fort Macquarie Room, Hotel InterContinental, 117 Macquarie Street, Sydney NSW on Friday 19 November 2010 at 11:00 am (Sydney time).
Enclosed is the Notice of Annual General Meeting which sets out the items of business to be considered.
If you are attending, please bring this letter with you to facilitate registration into the meeting.
If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided so that it is received no later than 48 hours before the commencement of the meeting.
Corporate shareholders will be required to complete a “Certificate of Appointment of Representative” to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company’s share registry.
A copy of the address to be given by each of the Chairman and the Group Chief Executive Officer at the meeting will be available for viewing and downloading from the Company’s website at www.simsmm.com, following the meeting. You may also request a copy from the Company.
I look forward to your attendance at the meeting.
Yours sincerely
Frank Moratti
Company Secretary

NOTICE OF 2010 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN
THAT THE ANNUAL GENERAL MEETING ("MEETING")
OF THE SHAREHOLDERS
OF SIMS METAL MANAGEMENT LIMITED
("COMPANY") WILL BE HELD
IN THE FORT MACQUARIE ROOM,
HOTEL INTERCONTINENTAL,
117 MACQUARIE STREET, SYDNEY NSW
ON FRIDAY, 19 NOVEMBER 2010
AT 11:00AM (SYDNEY TIME)

SIMS METAL MANAGEMENT

THE MOST ADVANCED
RECYCLING TECHNOLOGY:
OUR PEOPLE

SIMS METAL MANAGEMENT LIMITED
ABN 69 114 838 630

BUSINESS
1. ACCOUNTS AND REPORTS
To receive and consider the financial statements of the Company and its controlled entities for the year ended 30 June 2010 and the related Directors’ Report, Directors’ Declaration and Auditor’s Report.
2. RE-ELECTION OF DIRECTOR
MR CHRISTOPHER RENWICK
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That Mr Christopher Renwick, who retires by rotation at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules and having offered himself for re-election and being eligible, be re-elected as an Independent Non-Executive Director of the Company.”
3. AMENDMENTS TO CONSTITUTION
To consider and, if thought fit, pass the following resolution as a special resolution:
“That the Constitution of Sims Metal Management Limited be amended as outlined in Annexure 1 to this Notice of Meeting.”
4. PARTICIPATION IN THE SIMS METAL MANAGEMENT LIMITED LONG TERM INCENTIVE PLAN BY MR DANIEL DIENST
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That approval is given for the purposes of ASX Listing Rules 7.1 and 10.14 and for all other purposes, for Mr Daniel Dienst, the Group Chief Executive Officer, to have issued to him 271,865 Performance Rights and 203,908 Options, and the issue of any Sims Metal Management Limited ordinary shares or American Depositary Shares upon the exercise of those Performance Rights and Options under the terms of the Sims Metal Management Limited Long Term Incentive Plan as described in the Explanatory Memorandum to this Notice of Meeting.”
5. REMUNERATION REPORT
To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:
“That the Remuneration Report for the year ended 30 June 2010 (as set out in the Directors’ Report) is adopted.”
By order of the Board
Frank Moratti
Company Secretary
18 October 2010
VOTING EXCLUSION STATEMENT — RESOLUTION 4
In accordance with ASX Listing Rule 14.11.1, the Company will disregard any votes cast on Resolution 4 by any Director of the Company (other than a director who is ineligible to participate in any employee incentive scheme of the Company), and by any person who may participate in the proposed issues or obtain a benefit (except a benefit solely in the capacity as a shareholder), and any associate of such a director or other person.
However, the Company need not disregard such a vote if:
•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
VOTING ENTITLEMENTS
For the purpose of the Corporations Act 2001, the Company has determined that all securities of the Company that are quoted securities at 7:00 pm (Sydney time) on Wednesday, 17 November 2010 will be taken, for the purpose of the Meeting, to be held by the persons who held them at the time.
PROXIES
A shareholder has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise.
The Proxy Form must be:
•	deposited at the share registry of the Company, Computershare Investor Services Pty Limited, located at Level 4, 60 Carrington Street, Sydney NSW 2000 (or by mail to GPO Box 242 Melbourne Vic 3001);

•	deposited at the Company’s Registered Office, Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32-34 Lord Street, Botany NSW 2019;

•	sent to the Company by mail to PO Box 651, Botany NSW 1456; or

•	sent by facsimile to Computershare on 1800 783 447 or (03) 9473 2555 or to the Company on (02) 8113 1622.
To be effective, proxies must be lodged by 11:00 am (Sydney time) on Wednesday, 17 November 2010. Proxies lodged or received after that time will be invalid.
CORPORATE REPRESENTATIVES
A body corporate which is a Shareholder, or which has been appointed as a proxy, is entitled to appoint any person to act as its representative at the Meeting. The appointment of the representative must comply with the requirements under section 250D of the Corporations Act 2001 (“Corporations Act”). The representative should bring to the Meeting a properly executed letter or other document confirming their authority to act as the company’s representative.

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SHAREHOLDER QUESTIONS
If you would like a question to be put to the Chairman of the Meeting or the Auditor and you are not able to attend the Meeting, please email your question to the Company Secretary at frank.moratti@simsmm.com.
To allow time to collate questions and prepare answers, questions are to be received by the Company Secretary by 11:00 am (Sydney time) on Wednesday, 17 November 2010.
EXPLANATORY MEMORANDUM FOR 2010 ANNUAL GENERAL MEETING (MEETING)
The Company’s shareholders (“Shareholders”) should read the Explanatory Statement accompanying, and forming part of, this Notice of Meeting (“Notice”) for more details on the resolutions to be voted on at the Meeting.
BUSINESS OF THE MEETING
ITEM 1: ORDINARY RESOLUTION 1 — ACCOUNTS AND REPORTS
The Financial Report, Directors’ Report and the Auditor’s Report for the financial year ended 30 June 2010 will be laid before the Meeting.
Together, the Financial Report, Directors’ Report and the Auditor’s Report constitute the Company’s 2010 Annual Report. Unless the Company’s Share Registry has been notified otherwise, Shareholders will not be sent a hard copy of the Annual Report. All shareholders can view the 2010 Annual Report on the Company’s website at www.simsmm.com.
Following the consideration of the Reports, the Chairman will give Shareholders a reasonable opportunity to ask questions about or comment on the management of the Company.
The Chairman will also give Shareholders a reasonable opportunity to ask the Auditor questions relevant to:
•	the conduct of the audit;

•	the preparation and content of the Auditor’s Report;

•	the accounting policies adopted by the Company in relation to the preparation of the financial statements; and

•	the independence of the Auditor in relation to the conduct of the audit.
The Chairman will also give the Auditor a reasonable opportunity to answer written questions submitted by shareholders that are relevant to the content of the Auditor’s Report or the conduct of the audit. A list of written questions, if any, submitted by shareholders will be made available at the start of the Meeting and any written answer tabled by the Auditor at the Meeting will be made available as soon as practicable after the Meeting.
ITEM 2: ORDINARY RESOLUTION 2 — RE-ELECTION OF DIRECTOR
CHRISTOPHER J RENWICK AM,
FAIM, FAIE, FTSE — BA, LLB
(AGE 68)
Mr Renwick retires by rotation and, being eligible, offers himself for re-election as an Independent Non-Executive Director.
The ASX Listing Rules require that the Company hold an election of Directors at least once per year. The Company’s Constitution requires that at least one Director, excluding the Managing Director, must retire each year. The retiring Director is then eligible to offer themself for re-election by shareholders.
Mr Renwick was appointed as a non-executive director in June 2007. He is Chairman of the Safety, Health, Environment & Community Committee and is a member of the Finance & Investment Committee. Mr Renwick was employed with the Rio Tinto Group for over 35 years rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. He is Chairman and a director of Coal and Allied Industries Limited (since 2004), a director of Downer EDI Limited (since 2004) and Chairman of the Rio Tinto Aboriginal Fund (since 2004).
Directors’ recommendation
The Directors, with Mr Renwick abstaining, recommend you vote in favour of Resolution 2.
ITEM 3: SPECIAL RESOLUTION 3 — AMENDMENTS TO THE CONSTITUTION
Outlined below is a summary of the material changes to the Company’s Constitution if the special resolution in Item 3 is approved by shareholders.
(A) REPLACEMENT OF CLAUSE 29.3
New dividend laws which came into effect on 28 June 2010 under the Corporations Act apply to all Australian incorporated companies. The previous law, which required dividends to be only paid from profits (“Profits Test”), has been abolished.
This has now been replaced with a three tiered solvency test which requires:
•	the Company’s assets to exceed its liabilities immediately before the dividend is declared and the excess to be sufficient for the payment of the dividend (Net Asset Test); and

•	the payment of the dividend to be fair and reasonable to the Company’s shareholders as a whole (Fair and Reasonable Test); and

•	the payment of the dividend to not materially prejudice the Company’s ability to pay its creditors (No Material Prejudice Test).

SIMS METAL MANAGEMENT LIMITED NOTICE OF MEETING 2010	3

EXPLANATORY MEMORANDUM FOR 2010 ANNUAL GENERAL MEETING (MEETING)
Although the Profits Test has been abolished under the Corporations Act, the Company may not be able to take advantage of the new dividend requirements because it would still be constrained by the Profit Test restriction contained in clause 29.3 of the Company’s Constitution. The Directors believe it is in the interests of the Company and its shareholders to have the flexibility to be able to take advantage of the new dividend requirements.
Therefore it is proposed that the clause 29.3 of the Constitution of the Company be amended as follows:
“Circumstances in which a dividend may be paid
29.3 Dividends of the Company may be paid in accordance with the Corporations Act 2001 (Cth).”
Shareholder approval of Resolution 3 will allow the Company to pay a dividend subject to satisfying the three tiered test set out above, without the requirement for the Company to pay a dividend only out of profits.
(B) AMENDMENTS TO CLAUSE 29.4 AND CLAUSE 29.6
Clause 29.1 of the Company’s Constitution enables the Directors to determine that a dividend is payable or to declare dividends.
Clause 29.4 of the Company’s Constitution currently outlines a number of circumstances applicable where Directors declare a dividend, such as the distribution of specific assets and directing that the dividend be payable to particular members (to the extent permitted by law). In order to extend the application of that clause to the determination of dividends, it is proposed that clause 29.4 of the Company’s Constitution be amended so that the words “determining or” are inserted before “declaring a dividend”.
Clauses 29.6(a) and 29.6(b) currently refer only to the declaration of dividends and, in order to extend the application of those clauses to the determination of dividends, the amendments to those clauses outlined in Annexure 1 are required.
The distinction between the declaration and determination of a dividend in the Company’s Constitution is the result of the Corporations Act. Section 254V of the Corporations Act distinguishes between determining a dividend and declaring a dividend, in that if the Company declares a dividend, the Company incurs a debt when the dividend is declared. However, if the Company determines the amount, and time, of payment of a dividend, the debt arises only when the time fixed for payment arrives, since the decision to pay the dividend may be revoked at any time before then.
The Directors believe that, just as clause 29.1 increases the Company’s flexibility in relation to dividends, the amendments to clause 29.4 and clause 29.6 should provide the same flexibility.
(C) REPLACEMENT OF REFERENCES TO “ASTC” WITH “ASX SETTLEMENT”
As a result of the re-branding of the ASX Group, the ASX Settlement and Transfer Corporation Pty Limited (“ASTC”) recently changed its name to “ASX Settlement Pty Limited”. Accordingly, the references to “ASTC” throughout the Company’s Constitution have been replaced with “ASX Settlement Pty Limited”.
(D) VOTING REQUIREMENTS
Section 136(2) of the Corporations Act requires that an amendment to the constitution of a company be approved by a special resolution of the shareholders of the company. For a special resolution to be passed, at least 75% of the votes cast by shareholders entitled to vote on Resolution 3 must be in favour of the resolution.
Directors’ recommendation
The Directors recommend you vote in favour of Resolution 3.
ITEM 4: ORDINARY RESOLUTION 4 IN RESPECT OF PARTICIPATION IN THE SIMS METAL MANAGEMENT LIMITED LONG TERM INCENTIVE PLAN (“PLAN”) BY MR DANIEL DIENST
Mr Dienst is the Group Chief Executive Officer (“CEO”) of the Company and an Executive Director.
The Board (with Mr Dienst absent and not voting) believes it is appropriate that Mr Dienst be entitled to be granted Performance Rights, subject to the performance hurdles described below, and Options (collectively “Equity Rights”), under the Plan.
The Board believes that the issue of Equity Rights, more fully described below, pursuant to the Plan which was introduced in 2007, is an important element of the Company’s remuneration strategy for the CEO, which involves fixed base compensation (“Base Salary”) and other benefits, a short-term incentive (“STI”) and a long-term incentive (“LTI”), as set out in the Company’s Annual Report. Mr Dienst’s total compensation currently comprises Base Salary of US$1,290,000 per annum, an annual STI opportunity of 130% of Base Salary (target) and 260% (maximum), and an annual LTI award equal to 300% of Base Salary. Mr Dienst is entitled to participate in the Plan.
Resolution 4 seeks approval for the grant to Mr Dienst of:
•	271,865 Performance Rights with a relative Total Shareholder Return (“TSR”) performance hurdle set against a peer group of companies, and vesting conditions based on continued service; and

•	203,908 Options with a market-price exercise price, with vesting conditions based on continued service.
More details regarding the terms of these Equity Rights are set out below.

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Reasons for the Equity Rights structure for the 2011 fiscal year grant
The Company is an organisation with almost 70% of its Revenue generated from North America, and a significant number of its executive team are based there. Further, the Company has significant shareholding bases in the United States (“US”) and Australia, with both ordinary shares traded on the ASX in Australia and American Depositary Shares (“ADSs”) traded on the New York Stock Exchange in the US.
Consequently, the Company must ensure that its executive remuneration approach increasingly reflects US compensation systems/practices, while being cognisant of Australian practices.
If approved by shareholders, Mr Dienst will receive his LTI grant in two allotments:
1.	A grant of Performance Rights with a nil issue and exercise price, with vesting based on the TSR of the Company relative to the median performance of an international peer group of companies in Sims’ sector. The list of these comparators is in Annexure 2. While performance hurdles for vesting are common in Australia, they are only used in a minority of US plans. This grant would constitute two-thirds of Mr Dienst’s LTI grant.

2.	A grant of Options, with an exercise price based on the market value of the Company’s shares (calculated on the five trading days up to, but not including, the date of grant of the Options). Options will vest based on the continued service of Mr Dienst. While option grants without performance hurdles are uncommon in Australia, they are common practice in the US. Moreover, no gains will be available to Mr Dienst unless the share price of the Company increases above the exercise price for those Options. This grant would constitute one-third of Mr Dienst’s LTI grant.
The Company’s Plan grant for the 2011 fiscal year will:
•	reward for strong performance relative to peers;

•	reward for returns to shareholders; and

•	have vesting based both on performance and on service.
Accordingly, the Company believes that the proposed grant under the Plan for Mr Dienst is an approach which will support both the business direction of the Company, and shareholder expectations.
Terms of 2011 fiscal year Performance Rights
(a)	271,865 Performance Rights will be issued to Mr Dienst under the terms of the Plan, conditional on obtaining shareholder approval pursuant to Resolution 4. A Performance Right is the right to receive an ordinary share upon satisfaction of all vesting conditions for a nil issue price. Under the terms of the Plan, once the terms and conditions of the Performance Rights have been satisfied and Mr Dienst is entitled to ordinary shares, those shares will be provided by way of acquisition of existing shares on-market on behalf of the executive, or by way of an issue of new shares. If Mr Dienst is resident in the US at the time of exercise, then he will be issued ADSs instead of ordinary shares, unless the Board determines otherwise.

(b)	Subject to the Plan Rules, Performance Rights will not vest or be exercised, and cannot be sold or otherwise dealt with by Mr Dienst, until the relevant performance terms and conditions have been satisfied.

(c)	Performance period

The performance period for the Performance Rights is the three year period commencing 1 July 2010 and ending 30 June 2013. Re-testing applies to the Performance Rights for the four-year period ending 30 June 2014 and again for the five-year period ending 30 June 2015, to the extent that the Performance Rights have not all vested previously. Permitting re-testing effectively sets a new and more challenging hurdle as it requires a recovery from sub-median performance against the comparator group to an above-median performance.

Any Performance Rights which have not vested with effect as at 30 June 2015 will immediately lapse.

(d)	TSR Performance Hurdle

TSR measures the growth over a particular period in the price of shares plus dividends notionally reinvested in shares.

In order for any or all of Mr Dienst’s Performance Rights to vest, the Company’s TSR for the relevant Performance Period must be at the 51st percentile or higher against the TSRs of an international peer group of 16 specified comparator companies in the Company’s sector. The list of these comparators is in Annexure 2.

Based on the Company’s relative TSR performance over the relevant Performance Period, Mr Dienst’s Performance Rights will vest in accordance with the following table:

TSR OF THE COMPANY RELATIVE TO TSRS OF COMPARATORS	PROPORTION OF PERFORMANCE RIGHTS VESTING
Less than the 51st percentile	0%
51st percentile	50%
Between 51st percentile and 75th percentile	Straight-line vesting between 50% and 100%
75th percentile or higher	100%

SIMS METAL MANAGEMENT LIMITED NOTICE OF MEETING 2010	5

EXPLANATORY MEMORANDUM FOR 2010 ANNUAL GENERAL MEETING (MEETING)
TSR is calculated in each case on the following basis:
•	dividends are re-invested at the ex-dividend date;

•	share prices are calculated as a volume weighted average sale price of shares for the three months preceding the start and end dates of the performance period;

•	local currencies are used for non-Australian comparator companies, so currency movements are ignored; and

•	tax and any franking credits (or similar) will be ignored.
(e)	Continued employment vesting condition
In addition to the Company meeting the applicable TSR performance condition specified above, Mr Dienst must also continue to be an employee or director of the Company or its related bodies corporate at the Vesting Date for his Performance Rights to vest. The Vesting Date will be the date the Company announces its results for the fiscal year ending 30 June 2013 (which is expected to be in August 2013).
Unvested Performance Rights lapse upon Mr Dienst ceasing to be an employee or a director, unless as a result of a Qualifying Cessation (as defined in the Plan Rules, which includes cessation of employment in circumstances such as death, total or permanent disablement, redundancy, and otherwise at the discretion of the Board) during the initial three year performance period. In the event of a Qualifying Cessation, the Performance Rights will be tested at the end of the initial Performance Period in line with other Plan participants. There will be no re-testing after that initial period, even where there has been a Qualifying Cessation.
All Performance Rights will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Dienst’s employment for cause.
(f)	Performance Rights will vest and be automatically exercised upon a change of control of the Company, and (subject to Board discretion) upon a takeover bid for the Company, or similar transaction, which is recommended by the Board.
Terms of 2011 fiscal year Options
(a)	203,908 Options will be issued to Mr Dienst under the terms of the Plan, conditional on obtaining shareholder approval. An Option is the right to receive an ordinary share in the Company upon vesting conditions being met and payment of the exercise price. Options are issued at a nil issue price. Under the terms of the Plan, ordinary shares will be provided on exercise by way of acquisition of existing shares on-market on behalf of the executive or by way of an issue of new shares. If Mr Dienst is resident in the US at the time of exercise, then he will be issued ADSs instead of ordinary shares, unless the Board determines otherwise.

(b)	The exercise price of the Options will be the market value of the Company’s ordinary shares (calculated on the average of the Company’s closing share price on the five trading days up to, but not including, the date of grant, which will be the business day following shareholder approval under Resolution 4, if given, at the Meeting).

(c)	The Options will vest in three equal tranches over approximately three years. The three tranches will progressively vest, and become exercisable, on the date the Company announces its full year results to ASX for the 2011, 2012, and 2013 fiscal years.

(d)	The Options expire seven years after the date of grant, unless exercised or lapsed before that time.

(e)	Continued employment vesting condition
Mr Dienst must continue to be an employee or director of the Company or its related bodies corporate at the relevant vesting date for his Options to vest.
Unvested Options lapse upon Mr Dienst ceasing to be an employee or a director, unless as a result of a Qualifying Cessation (as defined in the Plan Rules, which includes cessation of employment in circumstances such as death, total or permanent disablement, redundancy, and otherwise at the discretion of the Board). In the event of a Qualifying Cessation, the Options will vest according to the original vesting schedule in line with other participants.
All Options will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Dienst’s employment for cause.
(f)	Options will vest and become exercisable upon a change of control, and (subject to Board discretion) upon a takeover bid or similar transaction which is recommended by the Board. However, the expiry date will also be accelerated so that the Options can only be exercised within 30 days of that event occurring, after which they will expire, unless if otherwise determined by the Board.
Equity Rights generally
In relation to both Performance Rights and Options, the Plan Rules:
(a)	prohibit the executive from hedging unvested awards;

(b)	allow the Company to settle awards in cash upon vesting at the Board’s discretion;

(c)	state that if, prior to their exercise, the Company undergoes a reorganisation of capital (other than by way of a bonus issue or issue for cash), the terms of the Equity Rights will be changed to the extent necessary to comply with the ASX Listing Rules as they apply at the relevant time to a reorganisation of capital at the time of the reorganisation; and

(d)	state that the holder is not entitled to participate in a new issue of shares or other securities made by the Company to holders of its shares unless the Equity Rights are vested and exercised before the record date for the relevant issue.

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ASX Listing Rules Requirements
Under ASX Listing Rule 10.14, the Company must not permit a director of the Company to acquire securities under the Plan without shareholder approval. In addition, under ASX Listing Rule 7.1, the Company may not issue more than 15% of its issued capital on a rolling 12-month basis, unless an issue is approved by shareholders and subject to other specific exceptions. If the issue of Equity Rights under Resolution 4 is approved for the purposes of Listing Rule 7.1, then those Equity Rights, and the issue of shares upon vesting and exercise of those Equity Rights, will not count towards the 15% allowance.
The following information is provided for the purposes of these ASX Listing Rules in connection with the approval sought in Resolution 4.
(a)	The Plan was introduced in 2007. Grants made to directors under the Plan since the date of the last shareholder approval, being 20 November 2009, were 197,006 Performance Rights and 178,037 Options to Mr Daniel Dienst at nil consideration.

(b)	All directors are eligible under the terms of the Plan to participate in awards of Performance Rights and Options (subject to shareholder approval), although there is no intention to make awards to non-executive directors. The names of the current directors are Mr Daniel Dienst, Mr Paul Varello, Mr Michael Feeney, Mr Christopher Renwick, Mr Paul Sukagawa, Mr Norman Bobins, Mr Robert Lewon, Mr Gerald Morris, Mr Geoffrey Brunsdon and Mr Jim Thompson.

(c)	The Performance Rights and Options will be issued, assuming shareholder approval is obtained, on the next business day following the Meeting, and in any event within three months after the date of the Meeting.

(d)	There is no specific intended use of the funds that may be raised from payment of the exercise price of the Options by Mr Dienst.

(e)	The maximum number of securities that may be acquired by Mr Dienst is 271,865 Performance Rights and 203,908 Options, with each Performance Right and each Option representing one Company ordinary share or ADS (as the case may be).
A voting exclusion statement is set out under the resolution in this Notice.
Directors’ recommendation
The Directors (with Mr Dienst absent and not voting) recommend you vote in favour of Resolution 4 which will complete the Company’s remuneration strategy for Mr Dienst for the 2011 fiscal year.
STATEMENT WITH REGARDS TO APPROVED GRANT OF SECURITIES
Details of any securities issued to Directors under the Plan will be published in each annual report of the Company relating to a period in which securities have been issued, together with a statement that approval for the issue of the securities was obtained under Listing Rule 10.14.
If additional Directors who were not named in this Notice become entitled to participate in the Plan after this Meeting, shareholder approval under Listing Rules 7.1 and 10.14 will, if required, be obtained before they are able to participate in the Plan.
ITEM 5: ADVISORY RESOLUTION 5 IN RELATION TO THE REMUNERATION REPORT
The Remuneration Report is contained in the Directors’ Report of the Company’s 2010 Annual Report. The Report explains the Company’s executive remuneration practices and the link between the remuneration of employees and the Company’s performance and sets out remuneration details for each Director and for each named Executive.
The Corporations Act requires listed companies to put the Remuneration Report for each financial year to a resolution of members at their Annual General Meeting. Under section 250R (3) of the Corporations Act, the vote is advisory only and does not bind the Directors.
The Chairman will give shareholders a reasonable opportunity to ask questions about or make comments on the Remuneration Report.
While there is no legal requirement to abstain from voting, the Company believes it appropriate that neither the Directors, the named Executives nor their associates should vote on the Advisory Resolution, except as directed by any proxies, and they make no recommendation in respect of it.

SIMS METAL MANAGEMENT LIMITED NOTICE OF MEETING 2010	7

ANNEXURE 1
AMENDMENTS TO THE CONSTITUTION OF SIMS METAL MANAGEMENT LIMITED

REFERENCE IN CONSTITUTION	AMENDMENT
Clause 1.1	The definition of “ASTC” is deleted and the following definition inserted:
ASX Settlement means ASX Settlement Pty Limited.

Clause 1.1	References to “ASTC” are replaced with “ASX Settlement” in the definition of:
“CHESS”;
“CHESS approved securities”; and
“Settlement Rules”.

Clause 4.4	The words “generation of a proper ASTC transfer” are replaced with the words “registration of a transfer of quoted securities”.

Clause 8.4	The words “Subject to the Act” are replaced with the words “Except as otherwise provided for in” and “ASTC” is replaced with “ASX Settlement”, and the words “a proper ASTC” are deleted.

Clause 8.5(b)	Reference to “ASTC” is replaced with “ASX Settlement”.

Clause 15.1	The words “adopting the remuneration report” are inserted as the new subparagraph (c) and the original subparagraphs (c) and (d) are now (d) and (e) respectively.

Clause 29.3	This clause is deleted and replaced with the following new clause 29.3:
Circumstances in which a dividend may be paid
29.3 Dividends of the Company may be paid in accordance with the Act.

Clause 29.4	The words “determining or” are inserted before “declaring a dividend”.

Clause 29.6(a)	The words “Subject to this clause 29.6” are inserted before “dividends will be” and the word “paid” replaces “declared”.

Clause 29.6(b)	The words “determination or” are inserted before “declaration of the dividend”.
ANNEXURE 2
COMPARATOR COMPANIES FOR TSR PERFORMANCE HURDLE
•	AK Steel

•	Allegheny Technologies

•	ArcelorMittal

•	BlueScope Steel

•	Commercial Metals

•	Mueller Industries

•	Nucor

•	OneSteel

•	Posco

•	Reliance Steel

•	Schnitzer Steel

•	Steel Dynamics

•	The Timken Company

•	Tokyo Steel

•	U.S. Steel

•	Worthington Industries

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000001 000 SGM R SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Lodge your vote: By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 For your vote to be effective it must be received by 11:00am (Sydney time) on Wednesday 17 November 2010 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. Signing Instructions Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com under the information tab, “Downloadable Forms”. Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. Turn over to complete the form View your securityholder information, 24 hours a day, 7 days a week: www.investorcentre.com Review your securityholding Update your securityholding Your secure access information is: SRN/HIN: I9999999999 PLEASE NOTE: For security reasons it is important that you keep you SRN/HIN confidential. 916CR0_Sample_Proxy/000001/000003

MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. Please mark to indicate your directions Appoint a Proxy to Vote on Your Behalf I/We being a member/s of Sims Metal Management Limited hereby appoint the Chairman OR of the Meeting PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Sims Metal Management Limited to be held in the Fort Macquarie Room, Hotel InterContinental, 117 Macquarie Street, Sydney NSW on Friday 19 November 2010 at 11:00am (Sydney time) and at any adjournment of that meeting. Important for Item 4: If the Chairman of the Meeting is your proxy and you have not directed him how to vote on item 4 below, please mark the box in this section. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on item 4 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of item 4 of business. I/We acknowledge that the Chairman of the Meeting may exercise my proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. To re-elect Mr Christopher Renwick as an Independent Non-Executive Director of the Company. To amend the Constitution. To approve the participation in the Sims Metal Management Long Term Incentive Plan by Mr Daniel Dienst. To adopt the Remuneration Report for the year ended 30 June 2010. For Against bstain The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Daytime Telephone Date Name S G M1 2 0 6 5 7 A